EXHIBIT 12.1

NEWPAGE HOLDING CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(In thousands of dollars)

	Predecessor								Successor	Pro forma
	Fiscal year		Period from Nov. 1, 2001				Six months ended	Period from Jan. 1 to	Period from May 1 to	Year ended	Six months ended
	ended October 31,		to Dec. 31,	Year ended December 31,			June 30,	April 30,	June 30,	Dec. 31,	June 30,
	2000	2001	2001	2002	2003	2004	2004	2005	2005	2004	2005
Earnings (loss):
Pre-tax income (loss) before income (loss) from equity investee	$97,264	$(20,515)	$(8,725)	$(181,790)	$(147,410)	$(342,467)	$(96,614)	$(15,857)	$(59,106)	$(425,450)	$(88,625)
Interest and debt expense	3,264	2,820	327	8,223	10,297	9,241	4,716	20,557	38,124	152,102	89,991
Portion of rental expense deemed to be interest*	2,378	3,278	511	8,087	7,346	5,593	3,455	2,060	1,146	5,593	3,207
Distributed income of equity investee	—	—	—	7,625	12,104	12,240	4,470	2,070	—	12,240	2,070
Total earnings (loss)	$102,906	$(14,417)	$(7,887)	$(157,855)	$(117,663)	$(315,393)	$(83,973)	$8,830	$(19,836)	$(255,515)	$6,643

Fixed charges:
Interest and debt expense	3,264	2,820	327	8,223	10,297	9,241	4,716	20,557	38,124	152,102	89,991
Portion of rental expense deemed to be interest*	2,378	3,278	511	8,087	7,346	5,593	3,455	2,060	1,146	5,593	3,207
Total fixed charges	$5,642	$6,098	$838	$16,310	$17,643	$14,834	$8,171	$22,617	$39,270	$157,695	$93,198

Ratio of earnings to fixed charges	18.2x	—	—	—	—	—	—	—	—	—	—

Deficiency in earnings necessary to cover fixed charges	$—	$(20,515)	$(8,725)	$(174,165)	$(135,306)	$(330,227)	$(92,144)	$(13,787)	$(59,106)	$(413,210)	$(86,555)

* Portion of rental expense deemed to be interest represents one-third of total rent expense, which management believes is a reasonable approximation of the interest factor.